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                          November 15, 2023

       J. Scott Wolchko
       President and Chief Executive Officer
       Fate Therapeutics, Inc.
       12278 Scripps Summit Drive
       San Diego, CA 92131

                                                        Re: Fate Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2023
                                                            File No. 333-275402

       Dear J. Scott Wolchko:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Natalie T.
Martirossian, Esq.